SUB ITEM 77E - LEGAL PROCEEDINGS
Dreyfus Premier Managed Income Fund
Dreyfus Premier Core Value Fund
Dreyfus Premier Limited Term High Yield Fund

On January 30, 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund filed a class action in the United States District Court for the Western
District of Pennsylvania against Mellon Financial
Corporation, Mellon Bank, N.A., The Dreyfus
Corporation, Founders Asset Management LLC
(the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus Funds and the Dreyfus Founders Funds, on behalf of a purported class and derivatively on behalf of said funds, alleging violations of Sections 34(b), 36(b), and 48(a) of the Investment Company Act of 1940,
Section 215 of the Investment Advisers Act of 1940, and common law claims. (Hays v. Mellon Financial
Corp., et. al.) A purported investor in the Dreyfus S&P 500 Stock Index Fund filed a similar class action in the United States District Court for the Western District of Pennsylvania on February 25, 2004 which is virtually identical in all material respects in that it names the same defendants, asserts similar claims for relief based on similar factual allegations and seeks similar relief as the Hays complaint.
(Wortman v. Mellon Financial Corp., et. al.)
The actions seek to recover allegedly
improper and excessive Rule 12b-1 and advisory fees charged to various funds for marketing and distribution services. More specifically, the plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend Dreyfus funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to investors. Plaintiffs further allege that
12b-1 fees charged to certain funds that were closed to new investors were also improper.
The complaints seek compensatory and punitive damages, rescission of the advisory contracts and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses.
On April 22, 2004, the actions were consolidated
Dreyfus and the funds believe the allegations to be totally without merit and intend to defend the actions vigorously.
NSAR ITEM77E Disclosure.doc